QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated 31 January 2003

ORANGE plc

(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F /x/        Form 40-F / /

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes / /        No /x/

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes / /        No /x/

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

Enclosures:

STRONG CUSTOMER AND REVENUE GROWTH YEAR ENDED 31 DECEMBER 2002

29 January 2003

STRONG CUSTOMER AND REVENUE GROWTH
YEAR ENDED 31 DECEMBER 2002

Positive Trends in Average Revenues Continue

        London and Paris 29 January 2003: Orange today announced strong performance in revenue and customer growth for the year ended 31 December 2002.

•
Customers(1):  Group controlled customer base increased 9% in the year, to 44.4 million:

–
net additions were 1.1 million in Q4, 31% of the 3.6 million added in the year as a whole

–
strengthened market leadership and customer mix in core markets

–
Rest of World customers increased 13% year on year, to 11.8 million

•
Revenues(1)(8):  recurring network revenues up 14% year on year to €15.5 billion:

–
contribution from non-voice services increases 51% year on year to €1.7 billion, 10.8% of group recurring revenues (8.1% in 2001)

–
total revenues reach €17.1 billion (€15.3 billion in 2001)

•
Annual average revenues(3):  previous encouraging trends in ARPU have continued, with growth in both voice and non-voice revenues.

  UK(6): overall annual average revenue per user up 5.7% to £259 (£245 for 2001)

  –
  average non-voice revenue per user increased 32% over 2001, to £37, and accounted for 14.3% of UK recurring network revenues (11.2% in 2001)

  –
  average voice revenue per user up 2.3% on 2001, to £222. The increase in voice ARPU since passing the inflection point (Q1 2002) has been 3.6%

  –
  64% of ARPU growth in the year came from non-voice services, 36% from voice

  –
  contract ARPU up 2.4% to £557 (£544 in 2001). Prepay ARPU up 3.3% to £125 (£121 in 2001). Third consecutive quarter of increase in prepay average revenues

  France: overall annual average revenue per user declined 3.8% to €377 (€392 in 2001), less than half the rate of decline experienced in 2001

  –
  contract ARPU was €560 (€583 in 2001)and prepay ARPU was €163 (€175 in 2001)

  –
  ARPU from non-voice services increased 27% to €33 (€26 in 2001), and accounted for 8.9% of recurring network revenues in the year (6.7% in 2001)

Graham Howe, Deputy Chief Executive Officer and Chief Operating Officer, said:

        "These are good numbers, very much in line with our expectations and showing Orange's continuing momentum.

        "Penetration levels across Europe are high, yet Orange continues to strengthen its market position and remains strongly focused on generating further growth by driving average customer usage, revenue and loyalty, hence building customer lifetime value. The positive trends, especially in the UK, show the success of this approach.

        "The future's bright, the future's Orange."

Customer and Revenue Growth for the Year Ended 31 December 2002

Customers

        Orange Group increased its total controlled customer base(1) by 3.6 million in 2002, to 44.4 million, 9.0% above 2001's pro forma closing base of 40.7 million. The Group customer base increased by 1,123k in the fourth quarter 2002.

        Orange France(2) added 1.4 million net new customers in 2002, including 421k in the final quarter, increasing its total market share to 49.8% (48.2% at the end of 2001).

        Orange France's registered customer base is now over 19.2 million, of which 18.8 million (97.7%) are active under the "Autorité de Régulation des Télécommunications" ("ART") definition.

        Orange France now has 10.7 million registered contract customers, 55.6% of the total base, compared with 9.4 million, 53.0%, at the end of 2001. Of the net growth in 2002, 89% was on contract tariffs.

        Orange UK added 925k net new customers in 2002, resulting in the active customer base closing the year at 13.3 million, 7.5% higher than at the end of 2001. Net growth in the fourth quarter was 252k. As with Orange France, there was a successful focus on the quality of the customer mix, with 52% of 2002 net growth on contract tariffs. The contract customer base ended the year at over 4.2 million.

        The prepay base closed the year at 9.1 million, with 448k net new customers in 2002, including 158k in the fourth quarter.

        Orange Rest of World operations reflect strong underlying growth, offset in some cases by an increase in prepay inactivity levels. On a pro forma basis, the combined Rest of World operations added a total of 1.3 million net new customers in 2002, an increase of 12.6% and finished the year with 11.8 million customers. Net additions in the fourth quarter totalled 450k.

Revenues(1)

        Pro forma Group recurring network revenues increased 13.6% over 2001, to €15.5 billion for the year ended 31 December 2002(8).

        Orange France recurring network revenues grew 12.1% to €7.0 billion in 2002; Orange UK recurring network revenues grew 16.4% to €5.3 billion; and Rest of World recurring network revenues were €3.3 billion, up 13.2% compared to 2001.

        Including equipment sales and other revenues, group total revenues were €17.1 billion for the year.

Average revenue per user ("ARPU")(6)

        Average customer revenue trends continued to follow Orange's expectations, with a modest decline in France as the market expands, and the rate of year on year ARPU increase in the UK almost doubling to 5.7%, as we move beyond the inflection point.

        Orange UK overall annual rolling average revenue per user(6) increased by 5.7% year on year to £259 (£245 at December 2001 and £255 at Q3 2002). The Q4 quarterly number, annualised, was higher again, at £267.

        Within the overall ARPU, average voice revenues increased, by 2.3% to £222 per customer. Revenues from non-voice services increased by 32% to an average £37 per customer.

        Throughout 2002, contract ARPU increased consistently through both voice and non-voice services, while prepay passed the inflection point, increasing over the last three successive quarters.

        Contract ARPU was £557 for the year (£544 for 2001) and prepay ARPU was £125 (£121 for 2001).

        Orange France overall annual average revenue per user was €377 for the year, down 3.8% from €392 (year ended December 2001). The rate of decline reduced progressively during 2002.

        Annual average revenues per contract user were €560 for the year while average prepay revenues were €163. Orange believes that ARPU in France will continue towards inflection, helped by the improving customer mix, and general increases in customer usage.

Non-voice revenues

        Usage of non-voice services continued to grow, and contributed €1.67 billion of revenues in 2002, 10.8% of Group recurring network revenues. In the UK, 14.3% of recurring network revenues came from non-voice services (11.2% in 2001). In Belgium, Switzerland, Denmark and the Netherlands, the proportion was also well over 10%, while in France, non-voice usage accounted for 8.9% of recurring network revenues, up from 6.7% in 2001.

        The outlook for continued ARPU growth from non-voice services looks encouraging. During 2002, 64% of the growth in UK ARPU has been driven by non-voice services. However, the fact that 36% of ARPU growth came from voice revenue, in spite of reductions in both inbound and outbound tariffs, is also encouraging. UK voice ARPU increased 3.6% in the period Q2 to Q4 2002, since passing the voice ARPU inflection point in Q1.

For further information, please contact:

Orange SA David Smyth Group Director of Strategic and Investor Services	+44 (0	) 20 7984 1691
Orange Media Centre Denise Lewis Group Director of Corporate Affairs	+44 (0	) 20 7984 2000
Niamh Byrne Group Head of Global Media Relations	+44 (0	) 7977 002 811
Citigate Dewe Rogerson Anthony Carlisle (+44 (0) 7973 611 888)	+44 (0	) 20 7638 9571
France Telecom Bruno Janet Senior Vice President Group Corporate Information	+33 (0	) 1 44 44 88 71
Nilou Ducastel Group Press Director France Telecom	+33 (0	) 1 44 44 93 93

Selected information for the three months and the years ended 31 December 2002 and 2001

	Three months ended 31 December (millions of €)		Year ended 31 December (millions of €)
Recurring network revenues
	2002	2001(1)	2002(1)	2001(1)
		pro forma		pro forma
	(unaudited)		(unaudited)
Orange France	2,035	1,913	7,651	6,876
Orange UK	1,542	1,384	5,961	5,337
Rest of World	1,019	932	3,657	3,184
Inter segment eliminations	(54)	(18)	(184)	(67)

Total	4,542	4,211	17,085	15,330

Note: MobiNil's total revenues are proportionately consolidated (71.25%) into Rest of World's (and hence also Orange group's) total revenues in Q4 2002 and H2 2002, and on a pro forma basis in Q4 2001 and H2 2001.

	Three months ended 31 December (millions of €)		Year ended 31 December (millions of €)
Recurring network revenues
	2002	2001(1)	2002(1)	2001(1)
		pro forma		pro forma
	(unaudited)		(unaudited)
Orange France	1,778	1,651	6,989	6,234
Orange UK	1,381	1,239	5,345	4,590
Rest of World	891	825	3,258	2,879
Inter segment eliminations	(29)	(18)	(104)	(67)

Total	4,021	3,697	15,488	13,636

Note: MobiNil's recurring network revenues are proportionately consolidated (71.25%) into Rest of World's (and hence also Orange group's) recurring network revenues in Q4 2002 and H2 2002, and on a pro forma basis in Q4 2001 and H2 2001.

	Three months ended 31 December (millions of €)		Year ended 31 December (millions of €)
Customer net additions
	2002	2001(1)	2002(1)	2001(1)
		pro forma		pro forma
	(unaudited)		(unaudited)
Orange France	421	1,222	1,393	3,512
Orange UK	252	206	925	2,553
Rest of World	450	892	1,276	2,942

Total	1,123	2,320	3,594	9,007

Note: MobiNil's customer net additions are proportionately consolidated (71.25%) into Rest of World's (and hence also Orange group's) customer net additions in Q4 2002 and H2 2002, and on a pro forma basis in Q4 2001 and H2 2001.

	As at 31 December (in thousands)
Customer base
	2002	2001(1)
		Pro forma
Orange France	19,216	17,823
Orange UK	13,312	12,387
Rest of World	11,839	10,510

Total	44,367	40,720

Note: MobiNil's customer base is proportionately consolidated (71.25%) into Rest of World's (and hence also Orange group's) customer base in Q4 2002 and H2 2002, and on a pro forma basis in Q4 2001 and H2 2001.

        Key business indicators for France, the UK and our other principal subsidiaries are set out below. ARPU numbers are stated on a rolling 12-month(3) basis.

	Three months ended 31 December		Year ended 31 December
	2002	2001	2002	2001
France
Customers (in thousands) (period end)			19,216	17,823

Contract			10,683	9,445
Prepay			8,533	8,378
Recurring network revenues (€ in millions)(5)	1,778	1,651	6,989	6,234
Equipment and other revenues (€ in millions)	257	262	662	642

Total revenues (€ in millions)	2,035	1,913	7,651	6,876
Annual average revenue per user (€)(3)			377	392
Contract			560	583
Prepay			163	175
UK
Customers (in thousands) (period end)			13,312	12,387

Contract			4,238	3,761
Prepay			9,074	8,626
Recurring network revenues (€ in millions)(5)	1,381	1,239	5,345	4,590
Equipment and other revenues (€ in millions)	161	145	616	747

Total revenues (€ in millions) (6)	1,542	1,384	5,961	5,337
Annual average revenue per user (£)(3)(6)			259	245
Contract			557	544
Prepay			125	121

	Three months ended 31 December		Year ended 31 December
	2002	2001(1)	2002	2001(1)
Rest of World data The Netherlands—Dutchtone Customers (in thousands) (period end) Total revenues (€ in millions)	104	89	1,024 400	1,114 363
Slovakia—Orange Customers (in thousands) (period end) Total revenues (€ in millions)	88	69	1,713 315	1,205 235
Denmark—Orange Customers (in thousands) (period end) Total revenues (€ in millions)	64	54	509 241	600 194
Romania—Orange Customers (in thousands) (period end) Total revenues (€ in millions)	104	97	2,211 393	1,637 378
Belgium—Mobistar(7) Customers (in thousands) (period end) Total revenues (€ in millions)	264	254	2,305 1,004	2,547 881
Switzerland—Orange Customers (in thousands) (period end) Total revenues (€ in millions)	186	149	963 694	925 587
Egypt—MobiNil (at 71.25%) Customers(1) (in thousands) (period end) Total revenues(1) (€ in millions)	113	116	1,626 247	1,449 243
Other Countries Customers (in thousands) (period end)(4) Total revenues (€ in millions)	96	104	1,488 363	1,033 303
Total Rest of World Customers (in thousands) (period end) Total revenues (€ in millions)	1,019	932	11,839 3,657	10,510 3,184

Note: MobiNil's total revenues and customer base are proportionately consolidated (71.25%) into Rest of World's (and hence also Orange group's) total revenues and customer base in Q4 2002 and H2 2002, and on a pro forma basis in Q4 2001 and H2 2001.

Notes

(1)
Basis of preparation:

  All references or comparisons to financial or operating data in respect of the year ended 31 December 2001 and three months ended 31 December 2001 relate to pro forma information prepared as if MobiNil, which was acquired from France Telecom on 1 July 2002, had been part of the Orange group over the period 1 July 2001 to 31 December 2001.

  MobiNil's financial and operating data are proportionately consolidated (71.25%) into Rest of World and Orange group in Q4 2002 and H2 2002, and on a pro forma basis in Q4 2001 and H2 2001.

(2)
Orange France includes metropolitan France, Orange Caraïbe and Orange Réunion.

(3)
Annual average revenue per user ("ARPU") is calculated by dividing recurring network revenues for the previous 12 months by the weighted average number of our customers during the same period. The weighted average number of our customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues for voice calls from other French mobile network operators for calls from their networks that terminate on Orange France (mainland) network as in some other markets, in particular, the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(4)
Includes all other customers of our controlled wirefree operations. We do not include the customers of companies in which we have a minority interest, such as Wind or MobilCom.

(5)
Recurring network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services.

(6)
Prior to 1 October 2002, incoming call revenues arising from customers who have left Orange UK and transferred to one of the other UK networks, but who have kept their Orange numbers (Mobile Number Portability or "MNP"), were included in the calculation of Orange UK's overall and contract ARPUs. With effect from 1 October 2002, these revenues have been excluded from the calculation of Orange UK's network recurring revenues, and hence also the overall and contract ARPUs.

  In order to enable like for like comparisons to be made, Orange UK's previously reported overall and contract ARPUs have been restated to exclude the same element of incoming call revenues arising from customers who have transferred to one of the other UK networks, but who have kept their Orange number. For clarity, the affected numbers are shown below under both bases of calculation.

	Annual average revenue per user (£) Restated to exclude incoming call revenue from MNP
	Q4 01	Q1 02	Q2 02	Q3 02	Q4 02
Overall ARPU	245	245	250	255	259
Contract ARPU	544	542	547	551	557
	Annual average revenue per user (£) Including incoming call revenue from MNP
	Q4 01	Q1 02	Q2 02	Q3 02	Q4 02
	As reported	As reported	As reported	As reported	Like for like
Overall ARPU	246	247	252	258	263
Contract ARPU	550	548	555	560	567
(7)
Mobistar's customer and revenue numbers as reported by Orange differ from those reported by Mobistar as follows:

Customers:	At the end of 2001, Mobistar's reported customer base included a number of inactive prepay customers and suspended postpaid customers. Mobistar's 2002 customer base excludes inactive prepay customers and suspended postpaid customers. On a like-for-like basis, excluding inactive prepay customers and suspended postpaid customers, Mobistar's 2001 customer base would have been 2,164k customers.
Revenues:
The revenues reported by Orange for Mobistar include intra-group billings, which are excluded from Mobistar's own reported revenues. In 2001, Mobistar's reported revenues were €866 million, which excluded €15 million of intra-group billings and other revenues included in the €881 million revenue reported by Orange for Mobistar. In 2002, Mobistar reported revenues of €998 million, which exclude €6 million of intra-group billings included in Orange's total revenues for Mobistar of €1,004 million.
(8)
To exclude the impact of fluctuations in exchange rates, 2001 recurring network revenues recalculated using 2002 exchange rates would be €13.5 billion, giving year on year growth of 14.3%. 2001 total revenues recalculated using 2002 exchange rates would be €15.2 billion, giving year on year growth of 12.2%.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, [Name of Registrant] has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2003
ORANGE PLC
	By:	/s/ PHILIPPE MCALLISTER
	Name:	Philippe McAllister
	Title:	Director

QuickLinks

STRONG CUSTOMER AND REVENUE GROWTH YEAR ENDED 31 DECEMBER 2002
  For further information, please contact
  Selected information for the three months and the years ended 31 December 2002 and 2001
SIGNATURE